UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

BALLY’S CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90171 V204

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,471,463

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,471,463

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,471,463

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 37.6%

14	Type of Reporting Person (See Instructions) IA

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1	Names of Reporting Persons. Soohyung Kim

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,471,463

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,471,463

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,471,463

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 37.6%

14	Type of Reporting Person (See Instructions) IN, HC

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AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (the “Amendment”) relates to Common Stock, par value $0.01 per share (“Common Stock”), of Bally’s Corporation, a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D that was originally filed on March 29, 2019 and amended on June 26, 2019, July 15, 2019, August 2, 2019, November 19, 2019, February 13, 2020, February 20, 2020, August 7, 2020 and September 17, 2020 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

* * *

This Amendment is being filed to amend and supplement 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

In a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 19, 2020 (the “Company’s 8-K”), the Company reported that, on November 18, 2020, it had entered into (i) a Framework Agreement (the “Framework Agreement”) with Sinclair Broadcast Group, Inc. (the “Sinclair”) and (ii) an agreement to acquire Bet.works Corp. (“Bet.Works” and such acquisition the “Bet.Works Acquisition”). Under such agreements, the Company agreed to issue securities to Sinclair and Bet.Works, respectively.

The issuance of securities to Sinclair in excess of 19.9% of the Company’s currently outstanding shares (the “Share Issuance”) is subject to the approval of the Company’s stockholders in accordance with the rules of the New York Stock Exchange (“NYSE”). The Company has entered into a Voting and Support Agreement (the “Voting and Support Agreement”) pursuant to which Standard RI Ltd. and each of the executive officers and directors of the Company have agreed to vote the shares beneficially owned by them in favor of the Share Issuance at a meeting of the Company’s stockholders. To the extent stockholder approval of the Company’s issuance of securities to Bet.Works is required by NYSE listing requirements, Standard RI Ltd. and each of the executive officers and directors of the Company have agreed to vote the shares beneficially owned by them in favor of the Bet.Works Acquisition at the stockholder meeting to approve the Share Issuance.

Each stockholder party to the Voting and Support Agreement agrees that until the earlier of (a) the receipt of the requisite stockholder approval and (b) the time at which the Framework Agreement is terminated in accordance with its terms without the closing thereunder having occurred, such stockholder will not, subject to certain exceptions, directly or indirectly, and will not permit any of its controlled affiliates to, transfer, sell, offer, exchange, assign, convey any legal or beneficial ownership interest in or otherwise dispose of any of their respective shares of Common Stock of the Company beneficially owned by them or any voting interest in such shares.

The description of the Framework Agreement, the Bet.Works Acquisition and the Voting and Support Agreement contained in the Company’s 8-K are hereby incorporated herein by reference into this Item 4. A copy of the Voting Agreement is attached as Exhibit 99.1 hereto and is hereby incorporated herein by reference into this Item 4.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment. The Reporting Persons continue to reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) The Reporting Persons did not effect any transactions in shares of the Issuer’s Common Stock during the sixty day period prior to the filing of this Schedule 13D, except as follows:

Transaction	Date	No. Shares	Price Per Share
Open Market Sale*	10/06/20	800	$26.4054
Open Market Sale*	10/07/20	273,650	$25.5029

* Shares sold pursuant to a plan adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

The percentages reported herein are based on a statement in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 that there were 30,476,057 shares of the Issuer's Common Stock outstanding as of November 1, 2020.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

99.1	Voting and Support Agreement, dated as of November 18, 2020, by and among, the Company and each of the Persons listed on Schedule 1 thereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2020

STANDARD GENERAL L.P.

	By:	/s/ Joseph Mause
	Name:	Joseph Mause
	Title:	Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim

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